EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars, except per share amounts)	NOTES	2015	2014	2015	2014
Revenues		2,979	3,107	9,061	9,396
Operating expenses	5	(2,133)	(2,198)	(6,562)	(6,826)
Depreciation		(87)	(97)	(269)	(294)
Amortization of computer software		(186)	(195)	(572)	(586)
Amortization of other identifiable intangible assets		(144)	(160)	(440)	(488)
Other operating (losses) gains, net	6	(10)	9	13	4
Operating profit		419	466	1,231	1,206
Finance costs, net:
Net interest expense	7	(102)	(110)	(314)	(329)
Other finance (costs) income	7	(14)	(82)	23	(25)
Income before tax and equity method investments		303	274	940	852
Share of post-tax earnings in equity method investments		1	2	7	3
Tax expense	8	(11)	(26)	(53)	(53)
Net earnings		293	250	894	802
Earnings attributable to:
Common shareholders		280	231	847	762
Non-controlling interests		13	19	47	40

Earnings per share:	9
Basic earnings per share		$0.36	$0.29	$1.08	$0.94
Diluted earnings per share		$0.36	$0.28	$1.07	$0.93

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	NOTES	2015	2014	2015	2014
Net earnings		293	250	894	802
Other comprehensive income (loss):
Cash flow hedges adjustments to earnings	7	110	134	260	141
Items that may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to equity		(144)	(130)	(271)	(118)
Foreign currency translation adjustments to equity		(246)	(424)	(401)	(306)
		(390)	(554)	(672)	(424)
Item that will not be reclassified to net earnings:
Net remeasurement losses on defined benefit pension plans, net of tax(1)		(73)	(30)	(27)	(86)
Other comprehensive income (loss)		(353)	(450)	(439)	(369)
Total comprehensive (loss) income		(60)	(200)	455	433

Comprehensive (loss) income for the period attributable to:
Common shareholders		(73)	(219)	410	393
Non-controlling interests		13	19	45	40

(1)	The related tax benefit was $45 million and $19 million for the three months ended September 30, 2015 and 2014, respectively, and $2 million and $51 million for the nine months ended September 30, 2015 and 2014, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

(millions of U.S. dollars)	NOTES	SEPTEMBER 30, 2015	DECEMBER 31, 2014
ASSETS
Cash and cash equivalents	10	710	1,018
Trade and other receivables		1,633	1,810
Other financial assets	10	159	161
Prepaid expenses and other current assets		726	657
Current assets		3,228	3,646
Computer hardware and other property, net		1,047	1,182
Computer software, net		1,481	1,529
Other identifiable intangible assets, net		6,579	7,124
Goodwill		16,006	16,403
Other financial assets	10	123	127
Other non-current assets	11	537	536
Deferred tax		47	50
Total assets		29,048	30,597

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	1,619	534
Payables, accruals and provisions	12	2,079	2,443
Deferred revenue		1,228	1,355
Other financial liabilities	10	69	265
Current liabilities		4,995	4,597
Long-term indebtedness	10	6,874	7,576
Provisions and other non-current liabilities	13	2,246	2,171
Other financial liabilities	10	368	161
Deferred tax		1,294	1,433
Total liabilities		15,777	15,938

Equity
Capital	14	9,918	10,157
Retained earnings		6,421	7,168
Accumulated other comprehensive loss		(3,557)	(3,147)
Total shareholders’ equity		12,782	14,178
Non-controlling interests		489	481
Total equity		13,271	14,659
Total liabilities and equity		29,048	30,597

Contingencies (note 17)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	NOTES	2015	2014	2015	2014
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		293	250	894	802
Adjustments for:
Depreciation		87	97	269	294
Amortization of computer software		186	195	572	586
Amortization of other identifiable intangible assets		144	160	440	488
Net losses (gains) on disposals of businesses and investments		1	(2)	(24)	(1)
Deferred tax		(43)	(112)	(109)	(187)
Other	16	89	37	191	148
Changes in working capital and other items	16	(92)	(40)	(400)	(556)
Net cash provided by operating activities		665	585	1,833	1,574
INVESTING ACTIVITIES
Acquisitions, net of cash acquired		(2)	(28)	(17)	(165)
Proceeds from disposals of businesses and investments, net of taxes paid		-	2	75	14
Capital expenditures, less proceeds from disposals		(217)	(231)	(743)	(704)
Other investing activities		2	5	5	7
Net cash used in investing activities		(217)	(252)	(680)	(848)
FINANCING ACTIVITIES
Proceeds from debt	10	4	997	4	997
Repayments of debt	10	(593)	-	(593)	-
Net borrowings under short-term loan facilities	10	529	-	1,099	-
Repurchases of common shares	14	(554)	(109)	(1,250)	(726)
Dividends paid on preference shares		(1)	(1)	(2)	(2)
Dividends paid on common shares	14	(253)	(258)	(765)	(778)
Other financing activities	15	11	19	63	148
Net cash (used in) provided by financing activities		(857)	648	(1,444)	(361)
(Decrease) increase in cash and bank overdrafts		(409)	981	(291)	365
Translation adjustments		(10)	(17)	(19)	(14)
Cash and bank overdrafts at beginning of period		1,124	699	1,015	1,312
Cash and bank overdrafts at end of period		705	1,663	705	1,663
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		710	1,686	710	1,686
Bank overdrafts		(5)	(23)	(5)	(23)
		705	1,663	705	1,663
Supplemental cash flow information is provided in note 16.
Interest paid		(90)	(110)	(271)	(298)
Interest received		-	1	1	2
Income taxes paid		(35)	(29)	(166)	(74)

Interest paid and received is reflected as an operating cash flow. Interest paid is net of debt-related hedges.

Income taxes paid and received are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2014	9,976	181	10,157	7,168	18	(3,165)	(3,147)	481	14,659
Comprehensive income (loss)(1)	-	-	-	820	(11)	(399)	(410)	45	455
Change in ownership interest of subsidiary	-	-	-	16	-	-	-	5	21
Distributions to non-controlling interests	-	-	-	-	-	-	-	(42)	(42)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(789)	-	-	-	-	(789)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	24	-	24	-	-	-	-	-	24
Repurchases of common shares(2)	(370)	-	(370)	(792)	-	-	-	-	(1,162)
Stock compensation plans	131	(24)	107	-	-	-	-	-	107
Balance, September 30, 2015	9,761	157	9,918	6,421	7	(3,564)	(3,557)	489	13,271

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2013	10,170	177	10,347	7,303	(17)	(1,597)	(1,614)	394	16,430
Comprehensive income (loss)(1)	-	-	-	676	23	(306)	(283)	40	433
Change in ownership interest of subsidiary(3)	-	-	-	44	-	-	-	82	126
Distributions to non- controlling interests	-	-	-	-	-	-	-	(34)	(34)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(802)	-	-	-	-	(802)
Shares issued under DRIP	24	-	24	-	-	-	-	-	24
Repurchases of common shares(2)	(264)	-	(264)	(492)	-	-	-	-	(756)
Stock compensation plans	79	1	80	-	-	-	-	-	80
Balance, September 30, 2014	10,009	178	10,187	6,727	6	(1,903)	(1,897)	482	15,499

(1)	Retained earnings for the nine months ended September 30, 2015 includes net remeasurement losses on defined benefit pension plans of $27 million, net of tax (2014 – losses of $86 million, net of tax). Non-controlling interests for the nine months ended September 30, 2015 includes foreign currency translation losses of $2 million (2014 – nil).

(2)	Includes stated share capital of $6 million and retained earnings of $14 million for the nine months ended September 30, 2015 related to the Company’s pre-defined share repurchase plan (2014 – stated share capital of $43 million and retained earnings of $82 million). See note 14.

(3)	Includes cash contribution of $120 million by the non-controlling interests. See note 15.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2014, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2014. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014, which are included in the Company’s 2014 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Changes in accounting policies

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that are effective for accounting periods beginning on or after January 1, 2015. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Amendment adopted January 1, 2015

The following amendment was adopted on January 1, 2015 and did not have a material impact on the consolidated financial statements at September 30, 2015 and December 31, 2014 or for the three and nine months ended September 30, 2015 and 2014.

IAS 19	Employee Benefits	IAS 19 amendment, Defined Benefit Plans: Employee Contributions, clarifies the accounting for contributions from employees. Employee contributions, which are often a fixed percentage of salary, may be recognized as a reduction in the service cost component of pension expense in the same period the employee provides services. However, if the employee contribution rate varies based on years of service, the reduction in expense must be allocated over future service periods, mirroring the service cost recognition pattern.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers	IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The Company is assessing the impact of the new standard on its consolidated financial statements.
IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company is assessing the impact of the new standard on its consolidated financial statements.

Note 3: Segment information

The Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The accounting policies applied by the segments are the same as those applied by the Company. The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

The Company also reports “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and
•	Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Revenues
Financial & Risk	1,517	1,628	4,621	4,941
Legal	837	854	2,487	2,507
Tax & Accounting	307	301	1,007	973
Intellectual Property & Science	246	248	731	742
Corporate & Other (includes Reuters News)	74	79	222	240
Eliminations	(2)	(3)	(7)	(9)
Revenues from ongoing businesses	2,979	3,107	9,061	9,394
Other Businesses	-	-	-	2
Consolidated revenues	2,979	3,107	9,061	9,396

Operating profit
Segment operating profit
Financial & Risk	271	252	786	758
Legal	265	254	729	730
Tax & Accounting	50	43	211	192
Intellectual Property & Science	53	54	149	167
Corporate & Other (includes Reuters News)	(74)	(73)	(219)	(208)
Underlying operating profit	565	530	1,656	1,639
Other Businesses	-	(1)	-	(2)
Fair value adjustments (see note 5)	8	88	2	53
Amortization of other identifiable intangible assets	(144)	(160)	(440)	(488)
Other operating (losses) gains, net	(10)	9	13	4
Consolidated operating profit	419	466	1,231	1,206

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments.

•	Results from the Reuters News business and Other Businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment.
•	The Company uses segment operating profit to measure the operating performance of its reportable segments.

—	The costs of centralized support services such as technology, editorial, real estate, accounting, procurement, legal and human resources are allocated to each segment based on usage or other applicable measures.
—	Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. Management uses this measure because the Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
—	While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

•	Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Reuters News. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations.
•	Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other.
•	Other Businesses are excluded from both measures as they are not fundamental to the Company’s strategy.
•	Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. The Company’s quarterly performance may also be impacted by the timing of certain product migrations it is in the process of executing, as well as by volatile foreign currency exchange rates, as has been recently experienced. As a consequence, the results of certain of the Company’s segments can be impacted by seasonality to a greater extent than its consolidated revenues and operating profit.

Note 5: Operating expenses

The components of operating expenses include the following:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Salaries, commissions and allowances	1,086	1,153	3,320	3,480
Share-based payments	20	18	54	53
Post-employment benefits	65	65	196	195
Total staff costs	1,171	1,236	3,570	3,728
Goods and services(1)	517	547	1,589	1,628
Data	234	250	711	747
Telecommunications	119	142	383	428
Real estate	100	111	311	348
Fair value adjustments(2)	(8)	(88)	(2)	(53)
Total operating expenses	2,133	2,198	6,562	6,826

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Note 6: Other operating (losses) gains, net

Other operating gains, net, were $13 million for the nine months ended September 30, 2015, and included a gain from the sale of the Fiduciary Services and Competitive Intelligence unit of the Lipper business, which was formerly managed within the Financial & Risk segment.

Note 7: Finance costs, net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Interest expense:
Debt	81	96	256	290
Derivative financial instruments - hedging activities	3	-	10	(4)
Other	5	5	10	15
Fair value losses (gains) on financial instruments:
Debt	-	(2)	-	(4)
Cash flow hedges, transfer from equity	110	134	260	141
Fair value hedges	-	8	-	11
Net foreign exchange (gains) on debt	(110)	(140)	(260)	(148)
Net interest expense - debt and other	89	101	276	301
Net interest expense - pension and other post-employment benefit plans	13	10	39	30
Interest income	-	(1)	(1)	(2)
Net interest expense	102	110	314	329

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Net losses due to changes in foreign currency exchange rates	7	109	15	61
Net losses (gains) on derivative instruments	7	(27)	(38)	(35)
Other	-	-	-	(1)
Other finance costs (income)	14	82	(23)	25

Net losses due to changes in foreign currency exchange rates

Net losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses (gains) on derivative instruments

Net losses (gains) on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 8: Taxation

Tax expense was $11 million and $26 million for the three months ended September 30, 2015 and 2014, respectively, and $53 million for each of the nine months ended September 30, 2015 and 2014. The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 9: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”). DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

Earnings used in determining consolidated earnings per share are as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Net earnings	293	250	894	802
Less: Earnings attributable to non-controlling interests	(13)	(19)	(47)	(40)
Dividends declared on preference shares	(1)	(1)	(2)	(2)
Earnings used in consolidated earnings per share	279	230	845	760

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Weighted-average number of shares outstanding	777,722,687	803,443,065	785,317,508	809,992,149
Weighted-average number of vested DSUs	612,119	591,879	614,495	590,030
Basic	778,334,806	804,034,944	785,932,003	810,582,179
Effect of stock options and TRSUs	2,835,269	3,532,472	2,865,814	3,405,652
Diluted	781,170,075	807,567,416	788,797,817	813,987,831

Note 10: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

September 30, 2015	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	710	-	-	-	-	710
Trade and other receivables	1,633	-	-	-	-	1,633
Other financial assets - current	30	129	-	-	-	159
Other financial assets - non-current	58	30	-	35	-	123
Current indebtedness	-	-	-	-	(1,619)	(1,619)
Trade payables (see note 12)	-	-	-	-	(254)	(254)
Accruals (see note 12)	-	-	-	-	(1,424)	(1,424)
Other financial liabilities - current(1)	-	(21)	-	-	(48)	(69)
Long-term indebtedness	-	-	-	-	(6,874)	(6,874)
Other financial liabilities - non-current	-	(12)	(351)	-	(5)	(368)
Total	2,431	126	(351)	35	(10,224)	(7,983)

December 31, 2014	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,018	-	-	-	-	1,018
Trade and other receivables	1,810	-	-	-	-	1,810
Other financial assets - current	44	117	-	-	-	161
Other financial assets - non-current	55	45	1	26	-	127
Current indebtedness	-	-	-	-	(534)	(534)
Trade payables (see note 12)	-	-	-	-	(411)	(411)
Accruals (see note 12)	-	-	-	-	(1,578)	(1,578)
Other financial liabilities - current(1)	-	(24)	(85)	-	(156)	(265)
Long-term indebtedness	-	-	-	-	(7,576)	(7,576)
Other financial liabilities - non-current	-	(34)	(122)	-	(5)	(161)
Total	2,927	104	(206)	26	(10,260)	(7,409)

(1)	Includes $20 million (2014 – $115 million) related to the Company’s pre-defined plan with its broker for the repurchase of up to $20 million (2014 – $115 million) of the Company’s shares during its internal trading blackout period. See note 14.

Cash and cash equivalents

Of total cash and cash equivalents, $107 million and $105 million at September 30, 2015 and December 31, 2014, respectively, was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Debt-related activity

The following table provides information regarding notes that the Company issued and repaid in the nine months ended September 30, 2015 and 2014:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
September 2014	1.65% Notes due 2017	US$550
September 2014	3.85% Notes due 2024	US$450
Notes repaid
July 2015	5.70% Notes due 2015	C$600

The Company used the net proceeds of the September 2014 debt issuances for general corporate purposes, including debt repayments and share repurchases. In July 2015, the Company repaid C$600 million ($593 million after swaps) of notes upon their maturity, principally from cash on hand.

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. At September 30, 2015, current indebtedness included $1.1 billion of outstanding commercial paper within the consolidated statement of financial position.

The Company has a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including to support its commercial paper programs). There were no borrowings under the credit facility during the nine months ended September 30, 2015.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	CARRYING AMOUNT		FAIR VALUE
SEPTEMBER 30, 2015	Primary debt instruments	Derivative instruments liability	Primary debt instruments	Derivative instruments liability
Bank and other(1)	1,118	-	1,120	-
C$500, 3.369% Notes, due 2019	371	103	387	103
C$750, 4.35% Notes, due 2020	557	174	605	174
C$550, 3.309% Notes, due 2021	408	74	419	74
$500, 0.875% Notes, due 2016	499	-	500	-
$550, 1.30% Notes, due 2017	548	-	549	-
$550, 1.65% Notes, due 2017	548	-	550	-
$1,000, 6.50% Notes, due 2018	996	-	1,121	-
$500, 4.70% Notes, due 2019	498	-	546	-
$350, 3.95% Notes, due 2021	348	-	369	-
$600, 4.30% Notes, due 2023	594	-	623	-
$450, 3.85% Notes, due 2024	445	-	449	-
$350, 4.50% Notes, due 2043	340	-	323	-
$350, 5.65% Notes, due 2043	340	-	378	-
$400, 5.50% Debentures, due 2035	394	-	427	-
$500, 5.85% Debentures, due 2040	489	-	547	-
Total	8,493	351	8,913	351
Current portion	1,619	-
Long-term portion	6,874	351

	CARRYING AMOUNT		FAIR VALUE
DECEMBER 31, 2014	Primary debt instruments	Derivative instruments liability	Primary debt instruments	Derivative instruments liability
Bank and other	14	-	16	-
C$600, 5.70% Notes, due 2015	518	85	529	85
C$500, 3.369% Notes, due 2019	430	39	447	39
C$750, 4.35% Notes, due 2020	644	76	699	76
C$550, 3.309% Notes, due 2021	472	7	482	7
$500, 0.875% Notes, due 2016	498	-	497	-
$550, 1.30% Notes, due 2017	547	-	547	-
$550, 1.65% Notes, due 2017	547	-	547	-
$1,000, 6.50% Notes, due 2018	995	-	1,134	-
$500, 4.70% Notes, due 2019	498	-	541	-
$350, 3.95% Notes, due 2021	347	-	367	-
$600, 4.30% Notes, due 2023	594	-	638	-
$450, 3.85% Notes, due 2024	445	-	455	-
$350, 4.50% Notes, due 2043	340	-	347	-
$350, 5.65% Notes, due 2043	340	-	405	-
$400, 5.50% Debentures, due 2035	393	-	450	-
$500, 5.85% Debentures, due 2040	488	-	584	-
Total	8,110	207	8,685	207
Current portion	534	85
Long-term portion	7,576	122

(1)	Includes outstanding commercial paper.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3 – inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

SEPTEMBER 30, 2015				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	135	-	135
Forward exchange contracts(2)	-	24	-	24
Financial assets at fair value through earnings	-	159	-	159
Available for sale investments(3)	6	29	-	35
Total assets	6	188	-	194

Liabilities
Embedded derivatives(1)	-	(15)	-	(15)
Forward exchange contracts(2)	-	(10)	-	(10)
Contingent consideration(4)	-	-	(8)	(8)
Financial liabilities at fair value through earnings	-	(25)	(8)	(33)
Cash flow hedges(5)	-	(351)	-	(351)
Derivatives used for hedging	-	(351)	-	(351)
Total liabilities	-	(376)	(8)	(384)

DECEMBER 31, 2014				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	104	-	104
Forward exchange contracts(2)	-	58	-	58
Financial assets at fair value through earnings	-	162	-	162
Cash flow hedges(5)	-	1	-	1
Derivatives used for hedging	-	1	-	1
Available for sale investments(3)	8	18	-	26
Total assets	8	181	-	189

Liabilities
Embedded derivatives(1)	-	(11)	-	(11)
Forward exchange contracts(2)	-	(17)	-	(17)
Contingent consideration(4)	-	-	(30)	(30)
Financial liabilities at fair value through earnings	-	(28)	(30)	(58)
Cash flow hedges(5)	-	(207)	-	(207)
Derivatives used for hedging	-	(207)	-	(207)
Total liabilities	-	(235)	(30)	(265)

(1)	Largely related to U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Obligations to pay additional consideration for prior acquisitions.

(5)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness and forward starting interest rate swaps.

The Company recognizes transfers into and transfers out of the fair value measurement hierarchy levels as of the date of the event or a change in circumstances that caused the transfer. There were no transfers between hierarchy levels for the nine months ended September 30, 2015.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments;
•	the fair value of currency and interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and
•	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 11: Other non-current assets

	SEPTEMBER 30, 2015	DECEMBER 31, 2014
Net defined benefit plan surpluses	17	20
Cash surrender value of life insurance policies	279	281
Equity method investments	174	174
Other non-current assets	67	61
Total other non-current assets	537	536

Note 12: Payables, accruals and provisions

	SEPTEMBER 30, 2015	DECEMBER 31, 2014
Trade payables	254	411
Accruals	1,424	1,578
Provisions	154	210
Other current liabilities	247	244
Total payables, accruals and provisions	2,079	2,443

Note 13: Provisions and other non-current liabilities

	SEPTEMBER 30, 2015	DECEMBER 31, 2014
Net defined benefit plan obligations	1,438	1,366
Deferred compensation and employee incentives	225	225
Provisions	144	169
Unfavorable contract liability	6	7
Uncertain tax positions	330	309
Other non-current liabilities	103	95
Total provisions and other non-current liabilities	2,246	2,171

Note 14: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In May 2015, the Company renewed its current normal course issuer bid (“NCIB”) for an additional 12 months. Under the renewed NCIB, the Company may repurchase up to 30 million common shares between May 28, 2015 and May 27, 2016 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases pursuant to three issuer bid exemption orders granted in August 2015 by the Ontario Securities Commission permitting the Company to make private agreement purchases for up to 10 million shares under the Company’s NCIB.

Details of share repurchases were as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Share repurchases (millions of U.S. dollars)	554	109	1,250	726
Shares repurchased (millions)	14.4	2.9	31.7	20.5
Share repurchases - average price per share	$38.60	$37.24	$39.48	$35.46

Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such plans with its broker on September 30, 2015 and on December 31, 2014. As a result, the Company recorded a $20 million liability in “Other financial liabilities” within current liabilities at September 30, 2015 ($115 million at December 31, 2014) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods. The liability recorded on December 31, 2014 was settled in the first quarter of 2015.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Dividends declared per common share	$0.335	$0.33	$1.005	$0.99

In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Dividend reinvestment	8	8	24	24

Note 15: Non-controlling interests

In the nine months ended September 30, 2014, the non-controlling interests of Tradeweb contributed $120 million in exchange for additional shares. Post this transaction, the Company continued to own the majority of the equity interests and retained control of the entity. The carrying amount of the non-controlling interests was increased by $81 million to reflect the change in their relative ownership interest. The change in the Company’s ownership interest of $39 million did not result in a change in control, and was therefore accounted for as an equity transaction within retained earnings.

The contribution from the non-controlling interests is included in “Other financing activities” in the consolidated statement of cash flow.

Note 16: Supplemental cash flow information

Details of “Other” in the consolidated statement of cash flow are as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Non-cash employee benefit charges	68	57	198	181
Fair value adjustments	(8)	(88)	(2)	(53)
Net losses (gains) on foreign exchange and derivative financial instruments	14	81	(25)	23
Other	15	(13)	20	(3)
	89	37	191	148

Details of “Changes in working capital and other items” are as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Trade and other receivables	29	66	117	33
Prepaid expenses and other current assets	(9)	(23)	(57)	(51)
Other financial assets	44	(3)	95	13
Payables, accruals and provisions	35	10	(250)	(474)
Deferred revenue	(135)	(138)	(95)	(55)
Other financial liabilities	(26)	1	(39)	6
Income taxes	8	97	(39)	129
Other(1)	(38)	(50)	(132)	(157)
	(92)	(40)	(400)	(556)

(1)	Includes $(13) million (2014 – $(21) million) and $(15) million (2014 – $(14) million) related to employee benefit plans and distributions to non-controlling interests for the three months ended September 30, 2015 and 2014, respectively, and $(63) million (2014 – $(76) million) and $(42) million (2014 – $(34) million) related to employee benefit plans and distributions to non-controlling interests for the nine months ended September 30, 2015 and 2014, respectively.

Note 17: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 18: Related party transactions

As of September 30, 2015, The Woodbridge Company Limited (“Woodbridge”) beneficially owned approximately 59% of the Company’s shares. There were no new significant related party transactions during the nine months ended September 30, 2015. Refer to “Related party transactions” set out in note 30 of the Company’s consolidated financial statements for the year ended December 31, 2014, which are included in the Company’s 2014 annual report, for information regarding related party transactions.